                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D/A

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934


                    LOGAN INTERNATIONAL CORP.
------------------------------------------------------------------------------
                         (Name of Issuer)

                  Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                  (Title of Class of Securities)

                           54100P 10 0
------------------------------------------------------------------------------
                          (CUSIP Number)

        H.S. Sangra, Suite 1900, 700 West Georgia Street,
                 Vancouver, B.C.  V7Y 1G5 Canada
                     Telephone (604) 662 8808
------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 16, 1996
------------------------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [  ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No. 54100P 10 0


1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons

    ARBATAX INTERNATIONAL INC.

2)  Check the Appropriate Box if a Member of a Group

    (a)     [    ]
    (b)     [    ]

3)  SEC Use Only

4)  Source of Funds   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)  Citizenship or Place of Organization   YUKON TERRITORY, CANADA

    Number of          (7)  Sole Voting Power   7,472,777
    Shares Bene-
    ficially           (8)  Shared Voting Power   0
    Owned by
    Each Reporting     (9)  Sole Dispositive Power   7,472,777
    Person
    With               (10) Shared Dispositive Power   0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   7,472,777

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)   69.0%

14)  Type of Reporting Person   CO

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Logan International Corp. ("Logan"), a Washington corporation, having a principal executive office at #108-1201 S.W. 7th Street, P.O. Box 860, Renton, Washington, 98055-0860.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of Arbatax International Inc. ("Arbatax"). Arbatax is a corporation organized under the laws of the Yukon Territory, Canada, operates in the financial services segment, and has a principal business and office address at Brandschenke Strasse 64, 8002, Zurich, Switzerland.

The following table lists the name, residence or business address, principal occupation and citizenship of the executive officers and directors of Arbatax.

                        RESIDENCE                       PRINCIPAL
 NAME               OR BUSINESS ADDRESS                 OCCUPATION             CITIZENSHIP
------------------------------------------------------------------------------------------
Michael J. Smith    Brandschenke Strasse 64,    Director, President and Chief     Canadian
                    Zurich, Switzerland, 8002   Executive Officer of Arbatax;
                                                Director, President and Chief
                                                Executive Officer of Drummond
                                                Financial Corporation
                                                ("Drummond"); Director, Chief
                                                Financial Officer and Secretary
                                                of Logan International Corp.
                                                ("Logan"); Executive Vice-
                                                President, Chief Financial
                                                Officer, Secretary and Trustee
                                                of Mercer International Inc.
------------------------------------------------------------------------------------------
Jimmy S.H. Lee      Brandschenke Strasse 64,    Director and Chairman of Arbatax; Canadian
                    Zurich, Switzerland, 8002   Director and President of Logan;
                                                Chairman, President and Trustee
                                                of Mercer International Inc.
------------------------------------------------------------------------------------------
Roy Zanatta         Suite 1250, 400 Burrard     Secretary and Vice-President      Canadian
                    Street, Vancouver, B.C.,    of Drummond; Director and
                    V6C 3A6, Canada             Secretary of Arbatax
------------------------------------------------------------------------------------------
Sok Chu Kim         1071 - 59 Namhyun-Dong,     Director of Arbatax; Director     Korean
                    Gwanak-Kn, Seoul, Korea     Of Korea Liberalization Fund Ltd.
------------------------------------------------------------------------------------------
Julius Mallin       256 Jarvis Street, Apt. 8D, Director of Arbatax; Retired      Canadian
                    Toronto, Ontario, Canada    Businessman
                    M5B 2J4
------------------------------------------------------------------------------------------
Oq-Hyun Chin        3,4 Floor, Kyung Am Bldg.,  Director of Arbatax; Business     Korean
                    831028 Yeoksam-Dong,        Advisor, The Art Group Architects
                    Kangnam-Ku, Seoul, Korea    & Engineers Ltd.


During the last five years, neither Arbatax, nor to the knowledge of Arbatax any of its executive officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Arbatax has paid an aggregate of $2,425,000 or $0.58 per share for 4,172,082 shares of common stock in the capital of Logan. The purchase price was paid out of Arbatax's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

Arbatax has acquired the shares of Logan for investment purposes. At this time, neither Arbatax, nor to the knowledge of Arbatax any of its directors or executive officers, have any intention of acquiring additional shares of Logan, although Arbatax reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither Arbatax, nor to the knowledge of Arbatax any of its directors or executive officers, have any present intention, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D dated June 27, 1996 filed by Arbatax, Arbatax was the beneficial holder of 3,300,695 shares of common stock of Logan. On December 16, 1996, Arbatax completed the purchase and subscription of 4,172,082 shares of common stock in the capital of Logan from treasury for $0.58 per share or an aggregate purchase price of $2,425,000. As a result of this transaction, Arbatax has the sole power to direct the vote and disposition of a total of 7,472,777 shares, which represent 69.0% of the issued and outstanding common stock of Logan.

Mr. Smith and Mr. Lee are each deemed to be a beneficial owner of approximately 153,333 shares (1.4%) of common stock of Logan, pursuant to unexercised stock options. Mr. Zanatta is deemed to be the beneficial owner of approximately 113,333 shares (1.1%) of common stock of Logan, pursuant to unexercised stock options.

To the knowledge of Arbatax, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of Logan, nor did they or Arbatax effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description of the transaction described in Item 5 above is qualified in its entirety by reference to Exhibit 1, which contains the text of the agreement and is incorporated herein by reference.

As disclosed in Item 5 above, Mr. Smith, Mr. Lee and Mr. Zanatta currently hold stock options entitling them to purchase shares of common stock of Logan. Set forth as Exhibits 2, 3 and 4 are copies of their respective stock option agreements, which are incorporated herein by reference. The exercise price of these options was repriced to $0.75 by the compensation committee of Logan on March 12, 1996.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number                    Description
     --------------                    -----------
           1 Subscription Agreement between Arbatax International Inc. and Logan International Corp. dated for reference December 2, 1996.

           2 Stock Option Agreement between Michael J. Smith and Logan International Corp. (formerly named Ballinger Corporation) dated January 11, 1995. Incorporated by reference to Schedule 13D dated June 27, 1996.

           3 Stock Option Agreement between Jimmy S.H. Lee and Logan International Corp. (formerly named Ballinger Corporation) dated January 11, 1995. Incorporated by reference to Schedule 13D dated June 27, 1996.

          4 Stock Option Agreement between Roy Zanatta and Logan International Corp. (formerly named Ballinger Corporation) dated January 11, 1995. Incorporated by reference to Schedule 13D dated June 27, 1996.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                December 20, 1996
                                       -----------------------------------
                                                    (Date)

                                            ARBATAX INTERNATIONAL INC.

                                            By: /s/Michael J. Smith
                                       -----------------------------------
                                                  (Signature)

                                           Michael J. Smith, President
                                       -----------------------------------
                                                (Name and Title)

                          EXHIBIT INDEX
                          -------------


     Exhibit Number                    Description
     --------------                    -----------
           1 Subscription Agreement between Arbatax International Inc. and Logan International Corp. dated for reference December 2, 1996.

           2 Stock Option Agreement between Michael J. Smith and Logan International Corp. (formerly named Ballinger Corporation) dated January 11, 1995. Incorporated by reference to Schedule 13D dated June 27, 1996.

           3 Stock Option Agreement between Jimmy S.H. Lee and Logan International Corp. (formerly named Ballinger Corporation) dated January 11, 1995. Incorporated by reference to Schedule 13D dated June 27, 1996.

          4 Stock Option Agreement between Roy Zanatta and Logan International Corp. (formerly named Ballinger Corporation) dated January 11, 1995. Incorporated by reference to Schedule 13D dated June 27, 1996.